Exhibit 99.1

Media Release

December 3, 2015

TELUS announces debt offering

$600 million 10-year notes with 3.75 per cent interest rate

$400 million re-opening of 4.85 per cent notes maturing in 2044

Average term to maturity now 11.1 years, compared to 10.9 years at the end of 2014

Average cost of long-term debt now 4.32 per cent compared to 4.72 per cent at the end of 2014

Proceeds to repay outstanding commercial paper, fund upcoming debt maturity and for general corporate purposes

Vancouver, B.C. — TELUS announced today a dual-tranche offering of $600 million of senior unsecured Series CV notes with a 10-year maturity and a $400 million re-opening of its Series CP notes maturing in 2044. The notes are offered through a syndicate of agents led by RBC Capital Markets, CIBC World Markets and BMO Nesbitt Burns. Closing of the offering is expected to occur on or about December 8, 2015.

The 3.75 per cent 10-year Notes, Series CV, were priced at $99.214 per $100 principal amount for an effective yield of 3.844 per cent per annum and will mature on March 10, 2026. The 4.85 per cent Notes, Series CP, were priced at $97.438 per $100 principal amount for an effective yield of 5.020 per cent per annum and will mature on April 5, 2044.

The net proceeds will be used to repay approximately $956 million of outstanding commercial paper and to fund the repayment, on maturity, of a portion of the $600 million principal amount outstanding on TELUS’ Series CI Notes due May 2016. The balance will be used for general corporate purposes.

TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated November 19, 2014 with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in Canada and the United States may be obtained from the Executive Vice-President, Corporate Affairs, Chief Legal Officer and

Corporate Secretary of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604.695.6420). Copies of these documents are also available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com, and on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the U.S. Securities and Exchange Commission (“EDGAR”) at www.sec.gov.

Forward Looking Statements

This news release contains statements about future events, including the anticipated closing date of the offering, and the financial and operating performance of TELUS that are forward-looking. By their nature, forward-looking statements require the company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors (such as regulatory and government decisions, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, the competitive environment, and the economic performance in Canada) could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in the 2015 first, second and third quarter Management’s discussion and analysis and in the 2014 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.4 billion of annual revenue and 14.0 million customer connections, including 8.4 million wireless subscribers, 3.1 million wireline network access lines, 1.5 million high-speed Internet subscribers and 980,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Darrell Rae
TELUS Investor Relations
(604) 695-4314
ir@TELUS.com

Liz Sauvé

TELUS Media Relations

(604) 453-2488

Liz.Sauve@TELUS.com